SCHEDULE A
to the Investment Advisory Agreement

(as amended on June 20, 2014 to add Scharf Global Opportunity Fund)

Series or Fund of Advisors Series Trust	Annual Fee Rate as a Percentage of Average Daily Net Assets
Scharf Fund	0.99%
Scharf Balanced Opportunity Fund	0.99%
Scharf Global Opportunity Fund	0.99%

ADVISORS SERIES TRUST	SCHARF INVESTMENTS, LLC
on behalf of the Funds listed on Schedule A

By: /s/ Douglas G. Hess	By: /s/ Brian A. Krawez
Name: Douglas G. Hess	Name: Brian A. Krawez
Title: President	Title: President

A-1